

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 17, 2010

Scott N. Semel
Senior Vice President, General Counsel and Secretary
Novell, Inc.
404 Wyman Street
Waltham, MA 02451

> **Re: Novell, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 14, 2010**
> **File No. 000-13351**

Dear Mr. Semel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You state that the merger is conditioned upon the closing of the sale of all of your right, title and interest in 882 issued patents and patent applications to CPTN for $450 million in cash. This appears to be material term of the merger which should be discussed with greater specificity. In this regard, please tell us what consideration you have given to disclosing the parties in the consortium of technology companies that comprise CPTN Holdings LLC and providing a description of the nature of the patents that are being sold. Please also tell us why you have not attached the exhibits to the Patent Purchase Agreement to the proxy statement.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453, or me at (202) 551-3457 with any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile at (617) 573-4822
       Margaret A. Brown
       Skadden, Arps, Slate, Meagher & Flom LLP